--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            EGREETINGS NETWORK, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                         AMERICAN PIE ACQUISITION CORP.
                          AMERICANGREETINGS.COM, INC.
                       (NAME OF FILING PERSONS, OFFERORS)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   282343102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             TAMMY L. MARTIN, ESQ.
                          AMERICANGREETINGS.COM, INC.
                              THREE AMERICAN ROAD
                              CLEVELAND, OH 44144
                                 (216) 889-5000

                                    COPY TO:

                                 LYLE G. GANSKE
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                              CLEVELAND, OH 44114
                                 (216) 586-3939

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION(1)                            AMOUNT OF FILING FEE(2)
------------------------------------------------------------------------------------------------------
                   $30,829,435                                            $6,166
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $0.85 per share, pursuant to the Offer To Purchase, of all 33,007,900 shares of common stock (the "Shares"), of Egreetings Network, Inc. outstanding as of January 29, 2001, and 2,817,720 Shares issuable upon exercise of certain options and 444,304 Shares issuable upon exercise of certain warrants.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

AMOUNT PREVIOUSLY PAID: -------------------------      FILING PARTY: -------------------------------------
FORM OR REGISTRATION NO.: ------------------------     DATE FILED: ---------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]  third-party tender offer subject to Rule 14d-1.

    [ ]  issuer tender offer subject to Rule 13e-4.

    [ ]  going-private transaction subject to Rule 13e-3.

    [X]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO relates to the offer by American Pie Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of AmericanGreetings.com, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding common stock, par value $.001 per share (the "Shares"), of Egreetings Network, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.85 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 12, 2001 (the "Offer To Purchase"), and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Parent and Purchaser. The information set forth in the Offer To Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     None of Parent, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer To Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not Applicable.

ITEM 12.  EXHIBITS.

(a)(1)   Offer to Purchase, dated February 12, 2001
(a)(2)   Letter of Transmittal
(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees
(a)(4)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
(a)(5)   Notice of Guaranteed Delivery
(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7) Joint press release issued by Parent and the Company on February 5, 2001 (filed as Exhibit 99.7 to Schedule 13D as filed by American Greetings Corporation, AGC Investments,
         Inc., Gibson Greetings, Inc., Parent and Purchaser on
         February 7, 2001 and incorporated herein by reference)
(b)      Not applicable
(c)      Not applicable
(d)(1) Agreement and Plan of Merger, dated as of February 5, 2001, by and among the Company, Parent and Purchaser (filed as Exhibit 99.5 to Schedule 13D as filed by American Greetings
         Corporation, AGC Investments, Inc., Gibson Greetings, Inc.,
         Parent and Purchaser on February 7, 2001 and incorporated herein by reference)
(d)(2) Tender and Voting Agreement, dated as of February 5, 2001, by and among Parent, Purchaser and certain Stockholders of the Company (filed as Exhibit 99.6 to Schedule 13D as filed by American Greetings Corporation, AGC Investments, Inc.,
         Gibson Greetings, Inc., Parent and Purchaser on February 7,
         2001 and incorporated herein by reference)
(d)(3) Mutual Confidentiality Agreement, dated November 11, 1999, by and between Parent and the Company
(e)      Not applicable
(f)      Not applicable
(g)      Not applicable
(h)      Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not Applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICANGREETINGS.COM, INC.

                                          By:       /s/ MAUREEN SPOONER
                                            ------------------------------------
                                            Name:  Maureen Spooner
                                            Title:   Chief Financial Officer

                                          AMERICAN PIE ACQUISITION CORP.

                                          By:       /s/ MAUREEN SPOONER
                                            ------------------------------------
                                            Name:  Maureen Spooner
                                            Title: Vice President of Finance and
                                                   Administration, Treasurer and
                                                   Secretary

Date: February 12, 2001

                                 EXHIBIT INDEX

(a)(1)   Offer to Purchase, dated February 12, 2001
(a)(2)   Letter of Transmittal
(a)(3)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees
(a)(4)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees
(a)(5)   Notice of Guaranteed Delivery
(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7) Joint press release issued by Parent and the Company on February 5, 2001 (filed as Exhibit 99.7 to Schedule 13D as filed by American Greetings Corporation, AGC Investments,
         Inc., Gibson Greetings, Inc., Parent and Purchaser on
         February 7, 2001, and incorporated herein by reference)
(d)(1) Agreement and Plan of Merger, dated as of February 5, 2001, by and among the Company, Parent and Purchaser (filed as Exhibit 99.5 to Schedule 13D as filed by American Greetings
         Corporation, AGC Investments Inc., Gibson Greetings, Inc.,
         Parent and Purchaser on February 7, 2001, and incorporated herein by reference)
(d)(2) Tender and Voting Agreement, dated as of February 5, 2001, by and among Parent, Purchaser and certain Stockholders of the Company (filed as Exhibit 99.6 to Schedule 13D as filed by American Greetings Corporation, AGC Investments, Inc.,
         Gibson Greetings, Inc., Parent and Purchaser on February 7,
         2001 and incorporated herein by reference)
(d)(3) Mutual Confidentiality Agreement, dated November 11, 1999, by and between Parent and the Company